United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc. Registration Statement on Form S-1 Originally Filed September 22, 2011, and all Amendments and Post-Effective Amendments thereto File No. 333-176962

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ChatChing, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-176962), together with all exhibits and amendments and post-effective amendments thereto (collectively, the “Registration Statement”). The Registration Statement on Form S-1 was originally filed with the Commission on September 22, 2011.

The Company currently has insufficient funds to continue implementing its business plan and pay for all 1934 Act filings.  The Company does not wish to proceed with any offering under this Registration Statement due to this situation.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement via e-mail to the same persons as the staff has on file for the sending of all comment letters or to the undersigned at the address set forth in the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Michael Williams, at the phone number you have on file for him.

Sincerely,

/s/ Steve Pfirman
Steve Pfirman, President
ChatChing, Inc.